EIDE BAILLY SECURITIES LLC

FINANCIAL STATEMENTS
APRIL 30, 2022

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-53238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/01/21 (MM/DD/YY) AND ENDING 04/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Eide Bailly Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4310 17th Ave S
(No. and Street)

Fargo	ND	58103
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Karla Wilson	701-239-8593	kwilson@eidebailly.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Widmer Roel P.C.
(Name – if individual, state last, first, and middle name)

4220 31st Avenue S	Fargo	ND	58104
(Address)	(City)	(State)	(Zip Code)

10/20/2003	729
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karla Wilson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Eide Bailly Securities LLC _____, as of 4/30 _____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



VICKIE RADKE
Notary Public
State of North Dakota
My Commission Expires Feb. 2, 2025

Signature: _Karla Wilson_

Title: _____

Principal Financial Officer

Vickie Radke

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

EIDE BAILLY SECURITIES LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED APRIL 30, 2022

Table of Contents



WIDMER ROEL
CPAs • BUSINESS ADVISORS

4220 31st Avenue S.
Fargo, ND 58104-8725

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors and Equity Owners
Eide Bailly Securities LLC
Fargo, North Dakota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Eide Bailly Securities LLC** (a South Dakota corporation), as of April 30, 2022 and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **Eide Bailly Securities LLC** as of April 30, 2022, and the results of its operations and its cash flows for the year then ended April 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to **Eide Bailly Securities LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I – Computation of Net Capital under Rule 15c3-1 ("Schedule I") has been subjected to audit procedures performed in conjunction with the audit of the **Eide Bailly Securities LLC's** financial statements. The supplemental information is the responsibility of the entity's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as **Eide Bailly Securities LLC's** auditor since 2012.
Fargo, North Dakota
June 23, 2022

EIDE BAILLY SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2022

		2022
ASSETS		
Cash and cash equivalents	$	**75,905**
Receivable from broker dealer		**3,437**
Prepaid expenses		**390**
Total assets	$	**79,732**
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$	**358**
MEMBER'S EQUITY		
Member's paid-in capital		**15,000**
Member's undistributed earnings		**64,374**
Total member's equity	$	**79,374**
Total liabilities and member's equity	$	**79,732**

EIDE BAILLY SECURITIES LLC
STATEMENT OF INCOME
YEAR ENDED APRIL 30, 2022

		2022
REVENUES		
Commission income	$	425,558
		425,558
EXPENSES		
Licensing and registration		36,609
Technology expense		13,912
Professional fees		21,301
Management and allocated overhead		105,000
Other expenses		2,311
		179,133
NET INCOME	$	246,425

See Notes to Financial Statements

EIDE BAILLY SECURITIES LLC
STATEMENT OF CHANGE IN MEMBER'S EQUITY
YEAR ENDED APRIL 30, 2022

	Member's Paid-in Capital	Member's Undistributed Earnings	Total
BALANCE, APRIL 30, 2021	$ 15,000	$ 67,084	$ 82,084
Net income	-	246,425	246,425
Distribution of earnings to member	-	(249,135)	(249,135)
BALANCE, APRIL 30, 2022	$ 15,000	$ 64,374	$ 79,374

EIDE BAILLY SECURITIES LLC
STATEMENT OF CASH FLOWS
YEAR ENDED APRIL 30, 2022

	2022
OPERATING ACTIVITIES	
Net income	$ 246,425
Adjustments to reconcile net income to net cash and cash equivalents from operating activities	
Change in receivable from broker dealer	3,238
Change in prepaid miscellaneous	110
Change in accounts payable	8
NET CASH FROM OPERATING ACTIVITIES	$ 249,781
FINANCING ACTIVITY	
Distribution of earnings to member	$ (249,135)
NET CHANGE IN CASH AND CASH EQUIVALENTS	646
CASH AND CASH EQUIVALENTS, BEGINNING	75,259
CASH AND CASH EQUIVALENTS, ENDING	$ 75,905

EIDE BAILLY SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2022

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Eide Bailly Securities LLC (EBS) is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). EBS is a registered broker-dealer in the state of South Dakota and is a wholly-owned subsidiary of Eide Bailly Financial Services, LLC (EBFS).

The majority of EBS commission revenue is earned from a broker-dealer, which executes securities transactions including the sale of oil and gas interests, mutual fund investments and transfers on behalf of customers and also includes regulated life insurance products, such as variable annuity contracts and variable life insurance policies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
EBS includes demand deposits in the category of cash and cash equivalents as presented in the cash flow statement.

Commissions Receivable
Receivable from affiliated broker represents accruals for commission amounts due from one broker-dealer. It is the EBS' policy to use the reserve method to write off uncollectible accounts. Amounts not paid within 30 days are considered past due. There were no amounts over 90 days past due as of April 30, 2022. Management anticipates no substantial losses from present receivable balances. Therefore, there is no balance in the reserve on April 30, 2022.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
EBS along with its Parent, EBFS are included in the consolidated federal and state income tax returns as disregarded entities which is filed by Eide Bailly, LLP the parent company of EBFS. As a limited liability partnership, all the Company's taxable income or loss is allocated to the partners in accordance with their respective percentage ownership. Therefore, no provision for income taxes has been included in the financial statements.

NOTE 3 - NET CAPITAL REQUIREMENTS

EBS, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, EBS is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. On April 30, 2022, EBS had net capital, as computed under the rule, of $78,984 and its ratio of aggregate indebtedness to net capital was 0.0045 to 1.

NOTE 4 - RELATED PARTIES

EBS has a single member owner, EBFS which is the parent company for various financial service entities. All indirect operating expenses of EBFS' related entities are paid for by EBFS including all compensation and related employee costs of financial services representatives. Direct expenses incurred and paid by EBS, in addition to certain expenses incurred by EBFS through the Expense Allocation Agreement, are recognized in the financial statements of EBS. The Expense Allocation Agreement between EBS and EBFS is approved annually by management. During FY2022, EBS reimbursed EBFS for $105,000. As of April 30, 2022, EBS owes $0 to EBFS

(continued on next page)

for these expenses.

NOTE 5 -   SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 23, 2022 the date the financial statements were available to be issued.

NOTE 6 -   CONCENTRATIONS OF CREDIT RISK

100% of EBS's earned revenues for FY2022 were generated from commissions associated with transactions from United Planners. On April 30, 2022, EBS had a receivable of $3,437 from United Planners.

NOTE 7 –   REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue received is commissions from representatives at United Planners. EBS recognizes all revenue at a point in time.

NOTE 8 – CONTINGENCIES, COMMITMENTS AND GUARANTEES

EBS did not have any contingencies, commitments or guarantees through June 23, 2022 the date the financial statements were available to be issued.

EIDE BAILLY SECURITIES LLC

SUPPLEMENTARY INFORMATION

EIDE BAILLY SECURITIES LLC

Schedule I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
APRIL 30, 2022

NET CAPITAL		
MEMBER'S EQUITY	$	79,374
DEDUCTIONS:		
Nonallowable assets:		
Prepaid expenses	$	390
NET CAPITAL	$	78,984
MINIMUM NET CAPITAL REQUIREMENT PER RULE 15C3-1 (a)(2)(vi) (The greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
AGGREGATE INDEBTEDNESS	$	358
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.0045 to 1

There are no material differences between the preceding computation and Eide Bailly Securities corresponding unaudited part II of Form X-17-A-5 as of April 30, 2022



WIDMER ROEL
CPAs • BUSINESS ADVISORS

4220 31st Avenue S.
Fargo, ND 58104-8725

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Equity Owners
Eide Bailly Securities LLC
Fargo, North Dakota

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions Report, in which (1) **Eide Bailly Securities LLC** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Eide Bailly Securities LLC** claimed an exemption from 17 C.F.R. §240.15c3-3: section (k)(2)(i) (the "exemption provisions") and (2) **Eide Bailly Securities LLC** stated that **Eide Bailly Securities LLC** met the identified exemption provisions throughout the most recent year without exception. **Eide Bailly Securities LLC's** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Eide Bailly Securities LLC's** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Widmer Roel PC

Fargo, North Dakota
June 23, 2022



FINANCIAL SERVICES

Assertions Regarding Exemption Provisions

We, as members of management of Eide Bailly Securities, LLC, are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by management and reviewed by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period May 1, 2021 through April 30, 2022.

Eide Bailly Securities LLC

By:

Karla Wilson
Karla Wilson, Principal Financial Officer
May 24, 2022